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Exhibit 20.2

FOR IMMEDIATE RELEASE

PACKAGING CORPORATION OF AMERICA ANNOUNCES COMPLETION OF DEBT REFINANCING

        Lake Forest, IL. July 22, 2003—Packaging Corporation of America (NYSE: PKG) announced today the completion of its debt refinancing which included the repurchase of $546.4 or 99.3% of its outstanding 9 5/8% Senior Subordinated Notes, and the paydown earlier this month of the last $79 million of its original $1.219 billion in bank debt. This refinancing will reduce annual interest expense going forward by $33 million or $0.19 per share.

        The repurchase of the 9 5/8% notes was financed through a private placement of $150 million of 4 3/8% five-year senior notes, $400 million of 5 3/4% ten-year senior notes, plus $50 million in floating rate term loans under a new senior unsecured bank credit facility. The effective interest rates to PCA for the five-year and ten-year notes are 3.92% and 5.26%, respectively. The difference between the coupon interest rate which is paid to note holders and the effective interest rate to PCA is primarily the result of a treasury lock PCA entered into on June 12th, locking in rates below the U.S. Treasury rates at the time of the pricing of the new notes on July 15th.

        The new senior bank credit facility also includes a $100 million revolving credit facility which was undrawn at closing, and PCA currently has $53 million in available cash on hand. As a result of the debt refinancing, PCA will record a third quarter, one-time after tax charge of about $47 million reducing earnings by about $0.44 per share. The $47 million charge includes the tender offer premium of $34 million, fees and expenses of $2 million, and an $11 million non-cash charge for the write-off of deferred financing fees.

        Paul T. Stecko, Chairman and CEO of PCA, said "This refinancing has allowed us to reduce our annual interest expense by more than half and further increase our financial flexibility. It also marks four years of dedicated effort to transform PCA from a highly leveraged buyout to an investment grade company with one of the best credit profiles in our industry. The timing of the debt refinancing enabled us to take advantage of historically low interest rates and lock in almost 80% of our long term debt at very attractive fixed rates."

        "With respect to third quarter earnings", Mr. Stecko added, "Lower pricing compared to the second quarter should be more than offset by a partial quarter's benefit of lower interest expense from our refinancing. The key variable, however, will continue to be the economy and the resulting impact on corrugated products demand. Excluding the one-time charge of $0.44 per share for our refinancing, we expect third quarter earnings to be about $0.11 per share. Including the refinancing charge, earnings would be a loss of about $0.33 per share."

        PCA is the sixth largest producer of containerboard and corrugated packaging products in the United States with sales of $1.7 billion in 2002. PCA operates four paper mills and 65 corrugated product plants in 25 states across the country.

CONTACT:

Barbara Sessions
Packaging Corporation of America
INVESTOR RELATIONS: (877) 454-2509
PCA's Website: www.packagingcorp.com

Some of the statements in this press release are forward-looking statements. Forward-looking statements include statements about our future financial condition, our industry and our business strategy. Statements that contain words such as "will", "should","anticipate","believe", "expect", "intend", "estimate", "hope" or similar expressions, are forward-looking statements. These forward-looking statements are based on the current expectations of PCA. Because forward-looking statements involve inherent risks and uncertainties, the plans, actions and actual results of PCA could differ materially. Among the factors that could cause plans, actions and results to differ materially from PCA's current expectations include the following: the impact of general economic conditions; containerboard and corrugated products general industry conditions, including competition, product demand and product pricing; fluctuation in wood fiber and recycled fiber costs; fluctuations in purchased energy costs; and legislative or regulatory requirements, particularly concerning environmental matters, as well as those identified under the exhibit "Risk Factors" in PCA's 2002 Annual Report on Form 10-K filed with the Securities and Exchange Commission and available at the SEC's website at "www.sec.gov".

Packaging Corporation of America

Estimated Third Quarter Results
GAAP Loss Per Share	$(0.33)
Add Back: One-time Refinancing Charge	0.44

Earnings Per Share Excluding Refinancing Charge	$0.11

	Debt Structure
	As of June 30, 2003 Before Debt Refinancing			As of July 22, 2003 After Debt Refinancing*
	Amount	Annual Estimated Interest Expense		Amount	Annual Estimated Interest Expense
	($ millions)
Credit Facility Term Loans	$79	$6	(1)	$50	$1	(3)
Receivables Revolving Credit Facility	109	2	(2)	109	2	(2)
9 5/8% Senior Subordinated Notes	550	53		4	—
4 3/8% Senior Notes	—	—		150	6	(4)
5 3/4% Senior Notes	—	—		400	21	(5)

Sub-Total	738	61		713	30
Amortization of Deferred Financing Fees(6)	—	3		—	1

Total	$738	$64	(7)	$713	$31	(8)

	Details of One-Time Charges to Be Recorded in the Third Quarter
	Pre-Tax	After-Tax
	($ millions except per share)
Cash Tender Offer Premium	$56	$34
Write-off of Deferred Financing Fees (non-cash charge)	17	11
Estimated Fees and Expenses Related To PCA's Refinancing Effort(9)	3	2

Total Expected Charges	$76	$47

Earnings Per Share Impact(10)		$0.44

*
PCA purchased 99.3% of its 9 5/8% senior subordinated notes pursuant to a tender offer that expired at midnight on July 21, 2003 with the proceeds from a private placement of $150 million of 4 3/8% senior notes and $400 million of 5 3/4% senior notes, $50 million in term loans and available cash on hand.

(1)
Interest rate of 7.22% including the floor of an interest rate collar agreement of 4.95% which expired at close of business on June 30, 2003 and commitment fees on the $150 million revolver.

(2)
Interest rate of 1.92% based on a commercial paper rate of 1.13% and including commitment and facility fees on the receivables credit facility.

(3)
Interest rate of 2.78% based on LIBOR of 1.13% and including commitment fees on the $100 million revolver.

(4)
Effective interest rate of 3.92% including amortization of the related note discount at the time of pricing and the impact of the treasury lock that was terminated on July 15, 2003. Cash settlement of the treasury lock resulted in PCA receiving $27.0 million in proceeds which will be amortized over the life of the notes.

(5)
Effective interest rate of 5.26% including amortization of the related note discount at the time of pricing and the impact of the treasury lock that was terminated on July 15, 2003. Cash settlement of the treasury lock resulted in PCA receiving $27.0 million in proceeds which will be amortized over the life of the notes.

(6)
Fees and expenses related to PCA's new bank facility, 4 3/8% notes and 5 3/4% notes which will be capitalized and amortized over the lives of the respective agreements.

(7)
Total weighted average interest rate of 8.69%.

(8)
Total weighted average interest rate of 4.40%.

(9)
Estimated fees and expenses related to PCA's refinancing efforts which will be expensed.

(10)
Based on 105.9 million diluted shares outstanding as of June 30, 2003.

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PACKAGING CORPORATION OF AMERICA ANNOUNCES COMPLETION OF DEBT REFINANCING